Prudential Short-Term Corporate Bond Fund, Inc.
Notice of Rule 12b-1 Fee Waiver
Class A Shares
Class R Shares
THIS NOTICE OF RULE 12b-1 FEE WAIVER is signed as of January 1, 2014 by PRUDENTIAL INVESTMENT MANAGEMENT SERVICES LLC (PIMS), the Principal Underwriter of Prudential Short-Term Corporate Bond Fund, Inc. (the Fund), an open-end management investment company.
WHEREAS, PIMS desires to waive a portion of its distribution and shareholder services fees payable on Class A shares of the Fund (Rule 12b-1 fees); and
WHEREAS, PIMS desires to waive a portion of its distribution and shareholder services fees payable on Class R shares of the Fund (Rule 12b-1 fees); and
WHEREAS, PIMS understands and intends that the Fund will rely on this Notice and agreement in preparing a registration statement on Form N-1A and in accruing the Fund’s expenses for purposes of calculating net asset value and for other purposes, and expressly permits the Fund to do so; and
WHEREAS, shareholders of the Fund will benefit from the ongoing contractual waiver by incurring lower Fund operating expenses than they would absent such waiver.
NOW, THEREFORE, PIMS hereby provides notice that it has agreed to limit the distribution or service (12b-1) fees incurred by Class A shares of the Fund to .25 of 1% of the average daily net assets of the Fund, and that it has agreed to limit the distribution or service (12b-1) fees incurred by Class R shares of the Fund to .50 of 1% of the average daily net assets of the Fund. This contractual waiver shall be effective from the date hereof through April 30, 2015.
IN WITNESS WHEREOF, PIMS has signed this Notice of Rule 12b-1 Fee Waiver as of the day and year first above written.
PRUDENTIAL INVESTMENT MANAGEMENT SERVICES LLC
By:	/s/ Scott E. Benjamin
Name:	Scott E. Benjamin
Title:	Vice President